UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12B-25


                              EQUIDYNE CORPORATION
                          COMMISSION FILE NUMBER 0-9922
                                                 ------


                           NOTIFICATION OF LATE FILING

(Check One):
[X]Form 10-K and Form 10-KSB            [ ]Form 20-F             [ ]Form 11-K

[ ]Form 10-Q and Form 10-QSB            [ ]Form N-SAR

For Period Ended:  For the Year Ended July 31, 2001
                   --------------------------------

[ ] Transition Report on Form 10-K and 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________


                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant:           EQUIDYNE CORPORATION
                        --------------------------------------------------------

Former Name if Applicable:
                          ------------------------------------------------------

                               238 Littleton Road
--------------------------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                               Westford, MA 01886
--------------------------------------------------------------------------------
                            City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

          In August 2001, before the commencement of the audit process, the Registrant's Chief Financial Officer and Vice President of Finance (Controller) both resigned from the Company, with the latter officer serving as a consultant through the audit, and were replaced by a new Chief Financial Officer in August 2001 and a new Controller in September 2001. These management changes caused some delays in the timely close of the Registrant's year-end financial statements and preparation for the annual audit, which, in turn caused delays in the audit process. The Registrant's Form 10-KSB has not been completed by the due date because the Registrant requires additional time to finalize its audited financial statements for the year ended July 31, 2001.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

   Bruce A. Rich, Esq.                  (212)               603-6780
--------------------------              -----           -----------------
         (Name)                       (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).   [X] Yes      [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                      [X] Yes      [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant had net sales in the year ended July 31, 2001 of $247,000 as compared to $802,000 for the year ended July 31, 2000. Over the past two fiscal years, the Registrant divested its shares in Rosch AG, formerly a German affiliate, through a series of private and public transactions. As a result, the Registrant received proceeds of $49.2 million and $14.3 million during the years ended July 31, 2001 and 2000, respectively. The net gains resulting from these transactions were $40.3 million and $12.7 million, in the years ended July 31, 2001 and 2000, respectively. Net income for the year ended July 31, 2001, subject to the completion of the audit, is expected to exceed $12.0 million, as compared to net income of $4.5 million for the year ended July 31, 2000.

          As of July 31, 2001, the Registrant has cash and short-term investments of $22.6 million and working capital in excess of $18 million. This compares to cash and working capital of $2.0 million and $2.1 million, respectively as of July 31, 2000.

          The foregoing financial information is unaudited.

                              Equidyne Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 29, 2001                       By: /s/ Jeffery B. Weinress
                                                ------------------------
                                                Jeffery B. Weinress
                                                Chief Financial Officer
                                                (Principal Financial
                                                Officer and Duly
                                                Authorized Signatory)




     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).